SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.     )

SOUTHLAND HEALTH SERVICES, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

John N. Giordano, Esq., 220 South Franklin St.,

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 1, 2007*

(Date of Event Which Requires Filing of This Statement)

*	The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. NONE

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Larry N. Lunan
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8,852,901
8. Shared Voting Power

0
9. Sole Dispositive Power

8,852,901
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,852,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount of Row (11)

31.5%
14.	Type of Reporting Person

IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of Southland Health Services, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 2344 Woodridge Avenue, Kingsport, Tennessee 37664.

Item 2.	Identity and Background.

Item 2(a).	Name: Larry N. Lunan
Item 2(b).	Business Address:	2344 Woodridge Avenue
Kingsport, Tennessee 37664

Item 2(c).	Occupation:	Corporate officer and director

Larry N. Lunan is employed by Bad Toys Holdings, Inc., a Nevada corporation, and by Southland Health Services, Inc., a Florida corporation, as President and Chief Executive Officer. The address of Bad Toys Holdings, Inc. and Southland Health Services, Inc is 2344 Woodridge Avenue, Kingsport, Tennessee 37664.

Item 2(d).	Criminal Proceedings:

During the last five years Larry N. Lunan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).	Civil proceedings:

During the last five years Larry N. Lunan has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).	Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

OO - Other. Please see Item 4, below, for a description of the acquisition of the securities.

Item 4.	Purpose of Transaction.

Larry N. Lunan received the securities in a pro rata distribution of securities, described as follows. On February 1, 2007, Bad Toys Holdings, Inc. “spun off” its wholly-owned subsidiary, Southland Health Services, Inc. (the “Company”), by distributing seventy-five percent (75%) of the Company’s common stock, which in total numbers 28,148,695 shares, to holders of Bad Toys Holdings, Inc.’s stock as a dividend (the “Spin-off”). Upon completion of the Spin-off, the

Company’s assets and business consisted largely of those which Bad Toys Holdings, Inc. attributes to its incumbent emergency and non-emergency medical transportation (ambulance) services. In connection with the Spin-off, Bad Toys Holdings, Inc. issued 0.9825 shares of the Company’s common stock for each share of Bad Toys Holdings, Inc.’s common stock issued and outstanding as of the record date, January 31, 2007. As a result of the Spin-off, Larry Lunan now holds 8,852,901 shares of the Company’s common stock.

Larry Lunan has no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Southland Health Services, Inc.

(a) Larry Lunan beneficially owns 8,852,901 common shares, representing 31.5% of the class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) No transactions in the Common Stock were effected by Larry Lunan during the past 60 days. Mr. Lunan acquired his shares in Southland Health Services, Inc. on February 1, 2007.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of Southland Health Services, Inc. owned by Larry Lunan. However, Mr. Lunan’s spouse, Susan Lunan, will likely share in any proceeds from the sale of or the receipt of dividends from such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Southland Health Services, Inc.

Larry Lunan has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2007	/s/ Larry N. Lunan
Larry N. Lunan